FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October, 2008
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐           No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐           No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1.	Telefónica — Tender Offer CTC — Special Meeting of Shareholders of CTC	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
General Secretary and
Secretary to the Board of Directors
TELEFÓNICA, S.A.
TELEFÓNICA, S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following
SIGNIFICANT EVENT
Further to the information filed on October 13, a Special Meeting of Shareholders of COMPAÑÍA DE TELECOMUNICACIONES DE CHILE, S.A. (“CTC”) was held today, October 28, to vote on the amendment of certain provisions of CTC´s by-laws, which constituted a condition for the validity of the Tender Offer for CTC shares launched by INVERSIONES TELEFÓNICA INTERNACIONAL HOLDING, LTDA., on September 17, 2008, and amended on October 13.
The proposed amendment to CTC’s by-laws consisted on the removal of the 45% limit on the maximum stake that may be held by a single CTC shareholder. The majority required to pass the resolution is a 75% of the total number of shares of CTC.
At the Special Meeting of Shareholders of CTC held today, 85.9% of the share capital voted in favour of the by-law Amendment, with 0.2% voting against. Consequently, the by-law Amendment was approved.
Accordingly, the aforementioned Tender Offer will proceed in accordance with the established schedule.
Madrid, October 28th, 2008

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: October 28th, 2008	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors